JANONE INC.
325 E. Warm Springs Road, Suite 102
Las Vegas, Nevada 89119
April 23, 2024
VIA EDGAR AND E-MAIL
Mr. Tyler Howes, Attorney Advisor
Office of Life Sciences
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-7010
Re:    JanOne Inc. Registration Statement on Form S-3;
    Commission File No. 333-278784
Dear Mr. Howes:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, JanOne Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3 (File No. 333-278784) be accelerated by the U.S. Securities and Exchange Commission to 12:00 noon Eastern Time on Thursday, April 25, 2024, or as soon thereafter is practicable.
The Company hereby authorizes Randy Katz of Clark Hill LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Katz at (213) 417-5310 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.
Thank you for your courtesy and cooperation in this matter.
Very truly yours,
JANONE INC.
By:        /s/ Tony Isaac
    Tony Isaac, Chief Executive Officer
JanOne acceleration request for S-3 April 2024.1